Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

9th September 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Form R2 Notification of Location of Registers (Filed with the Hong Kong Companies Registry on 7th September, 2004)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

dlw 9/22

公司註冊處
Companies Registry

(公司條例第 74A(3)、88(3)、89(3)、
95(3)、119A(2) 及 158A(2)條)
(Companies Ordinance ss. 74A(3), 88(3), 89(3),
95(3), 119A(2) & 158A(2))

表格 Form **R2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

46996

1 公司名稱 Company Name

Hongkong Electric Holdings Limited 香港電燈集團有限公司

(註 Note 5) 2 登記冊或其他文件的備存地點 Location of Registers or Other documents

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

登記冊／其他文件 Registers／Other documents	備存地點 Location	生效日期 Effective Date (日 DD / 月 MM / 年 YYYY)
[X] 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong	6.9.2004
[ ] 董事及秘書登記冊 Register of Directors & Secretaries	-	
(註 Note 6) [ ] 債權證持有人登記冊 Register of Debenture Holders	-	
[ ] 押記登記冊 Register of Charges	-	
[ ] 會議紀錄簿 Minute Books	-	
[ ] 設定押記的文書副本 Copies of Instruments Creating Charges	-	

簽署 Signed :

姓名 Name : Lillian Wong

董事 ~~Director~~／秘書 Secretary *

日期 Date : 7.9.2004
日 DD / 月 MM / 年 YYYY

* *請刪去不適用者 Delete whichever does not apply*

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Lillian Wong

地址 Address: 44 Kennedy Road, Hong Kong

電話 Tel: 2843 3111 傳真 Fax: 2537 1013

電郵地址 E-mail Address: -

檔號 Reference: LW/jh

請勿填寫本欄 For Official Use

收件日期 RECEIVED
08 -09- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)